NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

August 1, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Taylor Beech Ms. Erin Jaskot

RE:	Data Knights Acquisition Corp. Amendment No. 7 to Registration on Form S-4 Filed August 1, 2023 File No. 333-266274

On behalf of Data Knights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated July 21, 2023 (the “Seventh Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 6 to Registration Statement on Form S-4 filed July 5, 2023 (the “Registration Statement”). In response to the Seventh Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 7 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 6 to Registration Statement on Form S-4

Summary Term Sheet, page 2

1.	Here, and elsewhere in your filing where you discuss the PIPE Investment, revise to specify the rate of conversion to common stock for the PIPE Notes.

Response: The Amended Registration Statement has been revised on pages 3, 31 and 120 to specify the PIPE Notes’ rate of conversion to common stock.

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Securities and Exchange Commission

August 1, 2023

Q: What equity stake will current stockholders of Data Knights hold after the Closing?, page 12

2.	Here, and elsewhere in your filing where you present the ownership of the post-combination company, revise to include a line item for the PIPE Investors, as-converted to common stock. In the table on page 13, revise to clarify whether the "Convertible Notes" line item refers to the PIPE Notes.

Response: The Amended Registration Statement has been revised on pages 12, 14 and 111 to account for the PIPE Investors as converted to common stock.

3.	We note that you have removed the table disclosing the Equity Value Per Share at each redemption level on page 13. Please revise to include such disclosure, or tell us why it is no longer applicable.

Response: The Amended Registration Statement has been revised on page 14 to incorporate the table disclosing the Equity Value Per Share at each redemption level, which was inadvertently omitted from the Registration Statement.

Risk Factors

Although the Data Knights Class A Ordinary Shares are listed on the Nasdaq Capital Market...,page 73

4.	Revise this risk factor to discuss any risks of exchange de-listing, as it appears you may rely on the exchange listing exemption to avoid being considered a “penny stock.”

Response: The Amended Registration Statement has been revised on pages 75 and 77 to add two new risk factors titled “There can be no assurance that New OneMedNet common stock and Public Warrants that will be issued in connection with the Business Combination will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that we will be able to comply with the continued listing standards of Nasdaq. New OneMedNet’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its Securities” and “Penny stocks are generally considered to be high-risk investments. There are several factors that contribute to the high-risk nature of penny stocks, including…”

Securities and Exchange Commission

August 1, 2023

Background of the Business Combination, page 111

5.	Revise this section to include more detail regarding the PIPE Investment negotiations, including, but not limited to, the terms of the financing, how the parties arrived at a transaction amount of $1.5 million, and how the PIPE Investors were chosen.

Response: The Amended Registration Statement has been revised on pages 121 and 122 to include more detail regarding the PIPE Investment negotiations, including, but not limited to, the terms of the financing, how the parties arrived at a transaction amount of $1.5 million, and how the PIPE Investors were chosen.

General

6.	We note the addition of the NTA Proposal. Where you present the maximum redemption scenario throughout your filing, including the Unaudited Pro Forma Condensed Combined Financials, revise to assume that NTA Proposal is approved and all remaining public shares are redeemed, and clearly disclose that the maximum redemption scenario assumes that the NTA Proposal is approved.

Response: The Company Amended Registration Statement has been revised on pages 12, 13, 50, 54, 111, 246 to clarify that the maximum redemption scenario assumes the NTA Proposal is approved and all remaining public shares are redeemed.

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Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 202-689-2987 or andy.tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Andrew M. Tucker

AMT